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         September 8, 2020

       Andre De Castro
       Chief Executive Officer
       Blockchain of Things, Inc.
       747 3rd Avenue
       New York, NY 10017

                                                        Re: Blockchain of
Things, Inc.
                                                            Form 10-12G
                                                            Filed June 1, 2020
                                                            File No. 000-56170

       Dear Mr. De Castro:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




         Sincerely,


         Division of Corporation Finance

         Office of Finance